UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87678E107
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP No. 87678E107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,548,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,548,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,548,019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 30,850,447 shares of common stock outstanding as of December 8, 2021, as disclosed in the issuer’s proxy statement filed with the Securities and Exchange Commission (“SEC”) on January 6, 2022.

CUSIP No. 87678E107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,709,608[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,709,608[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,709,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 161,589 shares held in a joint account of Mr. Hawk and his spouse (ii) 2,548,019 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 30,850,447 shares of common stock outstanding as of December 8, 2021, as disclosed in the issuer’s proxy statement.

CUSIP No. 87678E107	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 8 of 9 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on December 21, 2021, as amended by the Amendment No. 1 filed on December 30, 2021 (collectively, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is amended to add the following:

On January 7, 2022, the Amended Reporting Persons filed a definitive proxy statement and an accompanying BLUE proxy card with the SEC in connection with their solicitation of proxies for the Annual Meeting. The Amended Reporting Persons will seek shareholder support for Ocean Capital’s proposals to (i) elect Roxana Cruz-Rivera, José R. Izquierdo II, Brent D. Rosenthal and Ethan A. Danial to the Board and (ii) repeal any provision of, or amendment to, the Issuer’s bylaws adopted by the Board without shareholder approval subsequent to December 30, 2021. Details of the Amended Reporting Persons’ proposals, including information about their nominees, can be found in the Amended Reporting Persons’ definitive proxy statement, which is available at no charge on the SEC’s website at http://www.sec.gov. The Amended Reporting Persons are asking shareholders to vote on their BLUE proxy card “FOR ALL” of the nominees named above and “FOR” the repeal of any provision of, or amendment to, the Issuer’s bylaws adopted by the Board without shareholder approval subsequent to December 30, 2021.

CUSIP No. 87678E107	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2022

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Roxana Cruz-Rivera

/s/ Roxana Cruz-Rivera

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Ethan A. Danial

/s/ Ethan A. Danial